UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IMPRIVATA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45323J103

(CUSIP Number)

Polaris Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45323J103

1.	Names of Reporting Persons. Polaris Venture Partners III, L.P. (“PVP III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,287,790 shares , except that (i) Polaris Venture Management Co. III, L.L.C. (“PVM III”), the general partner of PVP III, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM III, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM III, may be deemed to have shared power to vote these shares, and Alan G. Spoon (“Spoon”), a managing member of PVM III, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,287,790 shares, except that (i) PVM III, the general partner of PVP III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,287,790 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund III, L.P. (“PVPE III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

110,250 shares, except that (i) PVM III, the general partner of PVPE III, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

110,250 shares, except that (i) PVM III, the general partner of PVPE III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,250 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund III, L.P. (“PVPFF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

67,036 shares, except that (i) PVM III, the general partner of PVPFF III, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

67,036 shares, except that (i) PVM III, the general partner of PVP Founders III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,036 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Polaris Venture Management Co. III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,465,076 shares, of which 4,287,790 shares are directly owned by PVP III, 110,250 shares are directly owned by PVPE III and 67,036 shares are directly owned by PVPFF V, except that Flint, a managing member of PVM III (which is general partner of PVP III, PVPE III, and PVPFF III and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,465,076 shares, of which 4,287,790 shares are directly owned by PVP III, 110,250 shares are directly owned by PVPE III and 67,036 shares are directly owned by PVPFF III, except that Flint, a managing member of PVM III (which is general partner of PVP III, PVPE III, and PVPFF III and may be deemed to have sole power to vote these shares), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,465,076 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45323J103

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,465,076 shares, of which 4,287,790 shares are directly owned by PVP III, 110,250 shares are directly owned by PVPE III and 67,036 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to vote the shares, McGuire, as a managing member of PVM III, may be deemed to have shared power to vote the shares and Spoon, as a managing member of PVM III, may be deemed to have shared power to vote the shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,465,076 shares, of which 4,287,790 shares are directly owned by PVP III, 110,250 shares are directly owned by PVPE III and 67,036 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to dispose of the shares, McGuire, as a managing member of PVM III, may be deemed to have shared power to dispose of the shares and Spoon, as a managing member of PVM III, may be deemed to have shared power to dispose of the shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,465,076 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,465,076 shares, of which 4,287,790 shares are directly owned by PVP III, 110,250 shares are directly owned by PVPE III and 67,036 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to vote the shares, Flint, as a managing member of PVM III, may be deemed to have shared power to vote the shares and Spoon, as a managing member of PVM III, may be deemed to have shared power to vote the shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,465,076 shares, of which 4,287,790 shares are directly owned by PVP III, 110,250 shares are directly owned by PVPE III and 67,036 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to dispose of the shares, Flint, as a managing member of PVM III, may be deemed to have shared power to dispose of the shares and Spoon, as a managing member of PVM III, may be deemed to have shared power to dispose of the shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,465,076 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Alan Spoon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,465,076 shares, of which 4,287,790 shares are directly owned by PVP III, 110,250 shares are directly owned by PVPE III and 67,036 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to vote the shares, Flint, as a managing member of PVM III, may be deemed to have shared power to vote the shares and McGuire, as a managing member of PVM III, may be deemed to have shared power to vote the shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,465,076 shares, of which 4,287,790 shares are directly owned by PVP III, 110,250 shares are directly owned by PVPE III and 67,036 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to dispose of the shares, Flint, as a managing member of PVM III, may be deemed to have shared power to dispose of the shares and McGuire, as a managing member of PVM III, may be deemed to have shared power to dispose of the shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,465,076 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45323J103

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Imprivata, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 10 Maquire Road, Lexington, MA 02421.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP III, PVPE III, PVPFF III, PVM III, Flint, McGuire and Spoon, (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PVP III, PVPE III and PVPFF III is that of a private investment partnership. The sole general partner of PVP III, PVPE III, PVPFF III is PVM III. The principal business of PVM III is that of acting as the general partner of PVP III, PVPE II and PVPFF III. Flint, McGuire and Spoon are the managing members of PVM III. In addition, David Barrett, a managing member of certain entities affiliated with the Reporting Persons, is a director of the Issuer.

The principal business address of each of the Reporting Persons is c/o Polaris Partners, 1000 Winter Street, Suite 3350, Waltham, Massachusetts, 02451.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individuals named in this Item 2 is a citizen of the United States. Each of PVP III, PVPE III and PVPFF III is a Delaware limited partnership. PVM III is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On June 24, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-194921) in connection with its initial public offering of 5,000,000 shares of Common Stock was declared effective.

CUSIP No. 45323J103

In a number of transactions, the Reporting Persons acquired shares of Series A Convertible Preferred Stock convertible into 2,488,920 shares of Common Stock, shares of Series B Convertible Preferred Stock convertible into 1,208,550 shares of Common Stock and shares of Series C Convertible Preferred Stock convertible into 767,606 shares of Common Stock all for an aggregate purchase price of $15,499,998 (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock upon the closing of the offering.

The Reporting Persons obtained the amounts required for all purchases of Pre-IPO shares from their working capital.

Item 4. Purpose of Transaction.

Each of PVP III, PVPE III and PVPFF III purchased the securities of the Issuer for investment purposes. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 23,765,728 shares of Common Stock outstanding as reported on the Issuer’s Form 10-Q, Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as filed with the Securities and Exchange Commission of November 7, 2014.

(a) PVP III directly beneficially owns 4,287,790 shares of Common Stock, or approximately 18.0% of the Common Stock outstanding. PVPE III directly beneficially owns 110,250 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding. PVPFF III directly beneficially owns 67,036 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to indirectly beneficially own the securities owned by PVP III, PVPE III and PVPFF III.

CUSIP No. 45323J103

(b) The managing members of PVM III may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP III, PVPE III and PVPFF III. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM III, in the securities owned by PVP III, PVPE III and PVPFF III.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the preferred stock of the Issuer, certain Reporting Persons and certain other investors entered into a Fourth Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provides for, among other things, a right of first refusal in favor of the Issuer’s shareholders and certain registration rights by the holders of certain shares of Common Stock or issuable upon conversion of certain shares of preferred stock of the Issuer. The Investor Rights Agreement was filed on March 31, 2014 as Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-194921), and is incorporated herein by reference.

David Barrett, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in Amendment No. 1 to the Issuer’s Registration Statement on Form S-1, which was filed on June 11, 2014 as Exhibit 10.5 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-194921), and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D

B	Fourth Amended and Restated Investor Rights Agreement, filed on March 31, 2014 as Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-194921), and is incorporated herein by reference 94921).

C	Form of Indemnification Agreement for board members, filed on June 11, 2014 as Exhibit 10.5 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-194921), and is incorporated herein by reference

CUSIP No. 45323J103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

POLARIS VENTURE PARTNERS III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	/s/ John Gannon

Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	/s/ John Gannon

Authorized Signatory

CUSIP No. 45323J103

POLARIS VENTURE PARTNERS FOUNDERS’ FUND III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. III, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

/s/ Jonathan A. Flint JONATHAN A. FLINT

/s/ Terrance G. McGuire TERRANCE G. MCGUIRE

/s/ Alan Spoon ALAN SPOON